   Exhibit 99.1

Management’s Discussion and Analysis of Financial Condition and Results of Operations

For the Three Months ended March 31, 2017 and 2016

May 2, 2017

    MD&A

Introduction

This Management’s Discussion and Analysis of Financial Condition and Results of Operations (this “MD&A”) is dated May 2, 2017. It should be read in conjunction with the unaudited condensed consolidated financial statements and notes thereto for Wi-LAN Inc. for the three months ended March 31, 2017 (the “Financial Statements”). References in this MD&A to “WiLAN”, “our Company”, “we”, “us” and “our” refer to Wi-LAN Inc. and its consolidated subsidiaries during the periods presented unless the context requires otherwise. The Financial Statements have been prepared in accordance with generally accepted accounting principles in the United States of America (“U.S. GAAP” or “GAAP”) for interim financial information. These Financial Statements do not include all of the information and notes required by U.S. GAAP for complete financial statements. Accordingly, this MD&A should be read in conjunction with our audited consolidated financial statements and notes for the year ended December 31, 2016 and the related management’s discussion and analysis of financial condition and results of operations for our year ended December 31, 2016 dated February 10, 2017 (the “Annual MD&A”), each as filed with the Canadian securities regulators on SEDAR and furnished to the United States Securities and Exchange Commission (the “SEC”) on Form 40-F on EDGAR.

Unless otherwise indicated, all financial information in this MD&A is reported in thousands of United States dollars (“U.S. dollars”), with the exception of share and earnings per share data which is reported in number of shares and U.S. dollars respectively. The tables and charts included in this document form an integral part of this MD&A.

We prepared this MD&A with reference to National Instrument 51-102 - Continuous Disclosure Obligations of the Canadian Securities Administrators. Under the U.S./Canada Multijurisdictional Disclosure System, we are permitted to prepare this MD&A in accordance with Canadian disclosure requirements which may differ from U.S. disclosure requirements. This MD&A provides information for the three months ended March 31, 2017 and up to and including May 2, 2017.  Additional information filed by us with the Canadian Securities Administrators, including quarterly reports, annual reports and our annual information form for the year ended December 31, 2016, is available on-line at www.sedar.com and also on our website at www.WiLAN.com.  Our Form 40-F can be found on the SEC’s EDGAR website at www.sec.gov.

Our management is responsible for establishing appropriate information systems, procedures and controls to ensure that all financial information disclosed externally, including this MD&A, and used internally by us, is complete and reliable. These procedures include the review and approval of our financial statements and associated information, including this MD&A, first by our management’s Disclosure Committee, then by our Board of Directors’ Audit Committee (the “Audit Committee”) and, finally, by our Board of Directors as a whole (the “Board”).

Cautionary Note Regarding Forward-Looking Statements

This MD&A contains forward-looking statements and forward-looking information within the meaning of the United States Private Securities Litigation Reform Act of 1995 and other applicable United States and Canadian securities laws, including such statements relating to:

•	assumptions and expectations described in our critical accounting policies and estimates;
•	our expectation regarding the adoption and impact of certain accounting pronouncements;
•	our expectation regarding the growth rates of licensees’ businesses and the expected revenue to be collected from such licensees;
•	our expectations with respect to revenue to be recorded as a consequence of license agreements with fixed periodic payment structures;
•	our expectations with respect to the timing and amounts of any license agreements that may be entered into with respect to any of our litigation matters;
•	our expectations with respect to our ability to sign new licenses and to sign renewal agreements with existing licensees;
•	our estimates regarding our effective tax rate;
•	our expectations with respect to the sufficiency of our financial resources; and
•

our expectations regarding continued expansion of our patent portfolio through the acquisition of patents from third parties and from the development of new inventions or our entry into licensing relationships with third parties.

2017 First Quarter Financial Results	1

MD&A

The words “expect”, “anticipate”, “estimate”, “may”, “will”, “should”, “would”, “intend”, “believe”, “plan”, “continue”, “anticipate”, “project” or the negative of these words or other variations on these words, comparable terms and similar expressions are intended to identify forward-looking statements and forward-looking information. Forward-looking statements and forward-looking information are based on estimates and assumptions made by us in light of our experience and our perception of historical trends, current conditions and expected future developments, as well as other factors that we believe are appropriate in the circumstances.

We provide forward-looking statements and forward-looking information to assist external stakeholders in understanding our management’s expectations and plans relating to the future as of the date of this MD&A and such statements and information may not be appropriate for any other purposes. The forward-looking statements and forward-looking information in this MD&A are made as of the date of this MD&A only. We have no intention and undertake no obligation to update or revise any forward-looking statements or forward-looking information, whether as a result of new information, future events or otherwise, except as required by law.

Risks and Uncertainties

Many factors could cause our actual results, performance or achievements to differ materially from those expressed or implied by the forward-looking statements and forward-looking information including those which are discussed in greater detail under the heading “Risk Factors” in our February 10, 2017 Annual Information Form for the year ended December 31, 2016 (“AIF”).

Non-GAAP Disclosure

We use the term “earnings before interest, taxes, depreciation and amortization” (“EBITDA”) to reference earnings from continuing operations before interest income, interest expense, depreciation & amortization expense,  and the provision for income taxes as disclosed in the reconciliation of net earnings/loss to EBITDA included in this MD&A. We report EBITDA in the belief that it may be useful for certain investors and readers of the financial statements as a measure of our performance. We had previously used the term “adjusted earnings” as a measure of our performance; however, we believe that EBITDA may be more useful for certain investors and readers of the financial statements as a measure of our performance in comparison to our industry peers. EBITDA is not a measure of financial performance under U.S. GAAP. IT DOES NOT HAVE ANY STANDARDIZED MEANING PRESCRIBED BY U.S. GAAP AND IS THEREFORE UNLIKELY TO BE COMPARABLE TO SIMILARLY TITLED MEASURES USED BY OTHER COMPANIES. EBITDA should not be interpreted as an alternative to net earnings and cash flows from operations as determined in accordance with U.S. GAAP or as a measure of liquidity.

REcENT EVENTS

The Company has recently announced significant developments relating to its strategic direction and an agreement on an acquisition expected to close in the second quarter of 2017.

On April 17, 2017, the Company announced that its Board of Directors had approved a plan to transform its business into a growth-oriented diversified holding company by acquiring businesses that will operate alongside the Company’s intellectual property licensing business.  As part of this transformation, the Company intends to change its name to Quarterhill Inc. (“Quarterhill”) on or about June 1, 2017.  The Company will continue to operate its patent licensing business as a subsidiary of Quarterhill.

On April 17, 2017, the Company also announced that the Company and International Road Dynamics (“IRD”) (TSX: IRD) have entered into a definitive agreement for the Company to acquire all of the issued and outstanding shares of IRD for $3.17 per share in cash which would total approximately $47.4 million. The Company will fund the acquisition with cash on hand.  The Boards of Directors of both the Company and IRD have unanimously approved this transaction, and IRD’s Board has recommended that IRD shareholders vote in favour of the transaction.  IRD directors and officers, as well as certain IRD shareholders, representing approximately 25.4% of the total IRD shares outstanding, have agreed to tender their IRD shares into this transaction.  IRD has agreed not to solicit competing acquisition proposals, subject to customary fiduciary provisions, which entitle IRD to consider and accept a superior proposal. The definitive agreement between IRD and the Company also provides for the payment of a termination fee of Cdn $3.0 million to the Company if a superior proposal were to be accepted by IRD.  The acquisition which is expected to close in the second quarter of 2017, will be completed by way of a statutory plan of arrangement under the Canada Business Corporations Act, and is subject to court approval and the approval of at least two-thirds of the votes cast by holders of IRD’s shares at a meeting called for that purpose on May 24, 2017.

2017 First Quarter Financial Results	2

MD&A

selected financial information

The following table sets forth consolidated statements of operations data for the periods indicated as well as certain balance sheet data as at March 31, 2017 and December 31, 2016.

	Three months ended		Three months ended
	March 31, 2017		March 31, 2016

Revenue	$7,578	100%	$30,160	100%

Operating expenses
Cost of revenue	12,697	168%	17,992	60%
Marketing, general and administration	2,493	33%	2,647	9%
Foreign exchange (gain) loss	(285)	(4%)	(163)	(1%)
Total operating expenses	14,905	197%	20,476	68%
Earnings (loss) from operations	(7,327)	(97%)	9,684	32%

Interest income	218	3%	118	0%
Earnings (loss) before income taxes	(7,109)	(94%)	9,802	33%

Provision for (recovery of) income tax expense
Current	743	10%	3,023	10%
Deferred	(623)	(8%)	1,859	6%
	120	2%	4,882	16%
Net earnings (loss)	$(7,229)	(95%)	$4,920	16%

Earnings (loss) per share
Basic	$(0.06)		$0.04
Diluted	(0.06)		0.04

Weighted average number of common shares
Basic	118,572,181		120,281,998
Diluted	118,572,181		120,281,998

	As at March 31, 2017	As at December 31, 2016
Cash and cash equivalents	$108,943	$106,553
Short-term investments	1,165	1,154
Restricted short-term investments	3,500	-
Total assets	264,103	282,983
Long-term debt	—	—
Dividends declared per common share	0.0125	0.05

2017 First Quarter Financial Results	3

MD&A

Results of operations overview

Revenue for the three months ended March 31, 2017 was $7,578 representing a decrease of $22,582 or 75% over the three months ended March 31, 2016.  The decrease in revenue is attributable to a reduction in fixed payment license agreements signed during the three months ended March 31, 2017 in addition to the completion of certain fixed payment license agreements signed in previous years.

As at March 31, 2017, we had 44 partners and over 50 patent portfolio programs. During the three months ended March 31, 2017 we signed 4 licenses.

Operating expenses for the three months ended March 31, 2017 were $14,905 or 197% of revenue, representing a decrease of $5,571 or 27% as compared to the three months ended March 31, 2016. The decrease in operating expenses is primarily attributable to lower contingent partner payment and legal fees, amortization expenses and patent maintenance, prosecution and evaluation costs in addition to increases in foreign exchange gains.  This decrease in operating expenses was partially offset by increases in litigation costs and compensation and benefits.

Litigation expense, which is included in cost of revenue, accounted for approximately $1,824 and $892 or 12% and 4% of total operating expenses for the three months ended March 31, 2017 and 2016 respectively.  Our preference is to negotiate licenses without the use of litigation; that is not, however, always possible.  Given the number of litigations we are currently involved in and the related fee arrangements, litigation expenses for 2017 are expected to increase from the 2016 levels excluding contingent litigation payments.  Litigation activities, and therefore litigation expenses, are difficult to predict as there are many factors that can influence any action that is commenced.

We recorded a net loss for the three months ended March 31, 2017 of $7,229 or $0.06 per basic and diluted share as compared to net earnings for the three months ended March 31, 2016 of $4,920 or $0.04 per basic and diluted share.

We consider EBITDA, a non-GAAP measure, to be a good indicator of performance for the business as it more accurately captures financial performance in a given period related to the operations of the business.

The table below reconciles the net earnings/loss to EBITDA.

	Three months ended
	March 31, 2017	March 31, 2016
Net earnings (loss) under GAAP	$(7,229)	$4,920

Adjusted for:
Interest income	(218)	(118)
Depreciation and amortization	5,395	10,130
Income tax expense	120	4,882
EBITDA	$(1,932)	$19,814

Weighted average number of common shares (1)
Basic	118,572,181	120,281,998

Earnings (loss) per basic share under GAAP	$(0.06)	$0.04

Adjusted for:
Interest income	(0.00)	(0.00)
Depreciation and amortization	0.04	0.08
Income tax expense (recovery)	0.00	0.04
EBITDA per basic share	$(0.02)	$0.16

1.	Weighted average number of commons shares used in the calculation of adjusted earnings per basic share and earnings per basic share under GAAP.

2017 First Quarter Financial Results	4

MD&A

EBITDA for the three months ended March 31, 2017 was $(1,932) as compared to $19,814 for the three months ended March 31, 2016.  The decrease in EBITDA as compared to the same period last year is primarily attributable to a decrease in revenue which was partially offset by an overall decrease in operating expenses.   The offsetting decrease in operating expenses was primarily attributable to lower contingent partner payment and legal fees, amortization expenses and patent maintenance, prosecution and evaluation costs in addition to increases in foreign exchange gains.  The decrease in operating expenses was partially offset by increases in litigation costs in addition to compensation and benefits.

Results of Operations for the three months ended March 31, 2017 as compared to the three months ended March 31, 2016

Revenue

Revenue for the three months ended March 31, 2017 was $7,578, representing a decrease of $22,582 or 75% as compared to the three months ended March 31, 2016.

	Three months ended
	March 31, 2017	March 31, 2016

Revenue	$7,578	$30,160
Decrease from comparative period	75%

Revenue can vary significantly from quarter to quarter depending upon the type of royalty arrangement with licensees, the timing of royalty reporting by licensees, the cyclical nature of licensees’ markets and fluctuations in foreign currency and other factors. Revenue can fluctuate based on individual licensees’ growth and success rates in their respective markets, and other market factors on their respective businesses and other factors outside of our control. See “Risk Factors” contained in our AIF for more detailed information.

Three licensees individually accounted for 35%, 22% and 18% of revenue for the three months ended March 31, 2017 as compared to two licensees which individually accounted for 30% and 10% of revenue for the three months ended March 31, 2016.  For the three months ended March 31, 2017 and 2016, the top ten licensees accounted for 98% and 86% of revenue, respectively.

Historically, a significant portion of our revenue has been generated by license agreements having fixed periodic payments, however we expect that an increasing portion of our revenue will be generated by license agreements having one-time lump sum payments. Given the expected shift in the business model just described, revenue is likely to vary, perhaps significantly, from period to period.

Cost of revenue

Cost of revenue is comprised of patent licensing expenses which includes royalty obligations, cost of patents sold , employee related costs and other costs incurred in conducting license negotiations, contingent partner payments and legal fees, litigation expense and amortization of patents expense related to acquired patents. We also consider the expenses related to sourcing new patent portfolios or developing new strategic partnerships and the management of our patent portfolio as cost of revenue.  The management of our patent portfolio involves filing patent applications, prosecuting applications to obtain issued patents, documenting infringement, assessing validity of issued patents, conducting due diligence on patents and applications to be acquired and other general administrative tasks.   Many of these costs are directly related to the size and breadth of our patent portfolio and, therefore, as we add or reduce patents, these costs would be expected to increase or decrease accordingly.  We are continuously looking at ways to reduce costs including reducing our patent count if revenue will not be impacted.  Litigation and amortization expenses are not necessarily variable with revenue.

The table below provides the details of cost of revenue:

	Three months ended
	March 31, 2017	March 31, 2016

Compensation and benefits	$2,367	$1,853
Litigation	1,824	892
Patent maintenance, prosecution, and evaluation	2,819	3,048
Contingent partner payments and legal fees	231	1,928
Amortization of patents	5,303	10,022
Stock-based compensation	19	90
Other	134	159
	$12,697	$17,992
Percent of revenue	168%	60%
Decrease from comparative period	29%

2017 First Quarter Financial Results	5

MD&A

Cost of revenue for the three months ended March 31, 2017 was $12,697 or 168% of revenue as compared to $17,992 or 60% of revenue for the same period last year.  The decrease in cost of revenue is primarily attributable to a decrease in contingent partner and legal fees, amortization expenses, and a reduction in patent maintenance, prosecution and evaluation expenses.   This decrease in the cost of revenue was partially offset by an increase in compensation and benefits and litigation expenses.

Certain of our intangible assets reached the end of their estimated useful life and this has resulted in a significant decline in the amortization expense.  Contingent partner and legal fees have decreased as a result of lower revenue from fixed payment license agreements.

Litigations are a normal part of our business which may extend over multiple years and are principally a discretionary cost, not directly related to or necessarily proportional to the revenue we generate.  Our litigation expenses consist of expenses related to the conduct of our litigation activities and include the costs of external legal counsel and third party costs including those of expert witnesses and other service providers required during the course of litigations that are not otherwise contingent covered under a contingency arrangement.

For the three months ended March 31, 2017, litigation expenses amounted to $1,824 as compared to $892 for the same period last year. The increase in litigation expense for the three months ended March 31, 2017 in comparison to the same period last year results from litigation activities with external legal counsel not based on shared risk fee arrangements being more prevalent.  Litigation expenses are expected to vary from period to period due to the variability of litigation activities, and shared risk fee arrangements. We expect an increase in litigation expenses in fiscal 2017 as a result of the expected level of litigation activities and the corresponding fee arrangements.

We have engaged the services of certain law firms to represent us in certain patent infringement litigations. Pursuant to these engagements, we have agreed to pay these law firms a success fee which is based on a percentage of proceeds received (as defined in the respective agreements) pursuant to future license agreements resulting from these patent infringement litigations. We have in the past, and may again in the future, agree to pay a discounted fixed fee.  These fees are capped at an amount that would normally be a fraction of the estimated total fees and serve as an advance against any future success fee payments. Any success fees payable to these law firms are expensed in the period for which the applicable revenue is recognized.  All fixed fee amounts are expensed in the period they are incurred.

Our partnering programs relate to specific patent portfolios owned or controlled by our operating subsidiaries, have contingent partner payment arrangements with the previous patent owners and most often have contingent legal fee arrangements with law firms. As these licensing programs generate revenue we will expect to incur contingent partner payments and contingent legal fees. The contingent partner payments and contingent legal fees are expected to fluctuate from period to period based on the amount of revenue recognized each period, the terms and conditions of the particular contingent legal fee arrangements, the type of contingent partner payment arrangements with the previous patent owners and the mix of specific patent portfolios generating revenue each period.

In the course of our normal operations, we are subject to claims, lawsuits and contingencies. Accruals are made in instances where it is probable that liabilities may be incurred and where such liabilities can be reasonably estimated. Although it is possible that liabilities may be incurred in instances for which no accruals have been made, we have no reason to believe that the ultimate outcome of these matters would have a significant impact on our consolidated financial position.

Marketing, general and administration expense

Marketing, general and administration (“MG&A”) expenses represent the cost of corporate services including facilities, executive management, finance, corporate legal, human resources, office administration, marketing and communications, information technology and all costs associated with being a public company.

2017 First Quarter Financial Results	6

MD&A

The table below provides the details of MG&A expense:

	Three months ended
	March 31, 2017	March 31, 2016

Compensation and benefits	$1,405	$1,302
Depreciation	91	107
Stock-based compensation	12	17
Public company costs	394	700
Facilities	156	151
Other	435	370
	$2,493	$2,647
Percent of revenue	33%	9%
Decrease from comparative period	6%

MG&A expenses for the three months ended March 31, 2017, amounted to $2,493 or 33% of revenue as compared to $2,647 or 9% of revenue for the same period last year.  The decrease in spending for the three months ended March 31, 2017 is primarily attributable to a decrease in public company costs for the accrued costs resulting from deferred stock units held by certain non-executive members of our Board.  These specific accrued costs were at a higher level in the prior comparable period as a result of a higher stock price as at March 31, 2016.

MG&A costs will vary from period to period depending on activities and initiatives undertaken and changes in staffing levels in any given period. Restricted share units and deferred stock units are variable elements and therefore changes in the stock price could be expected to impact compensation spending and public company costs.

Foreign exchange gain/loss

The table below provides the details of the foreign exchange gain/loss:

	Three months ended
	March 31, 2017	March 31, 2016

Realized foreign exchange (gain) loss	$(252)	$68
Unrealized foreign exchange (gain) loss	(32)	(231)
	$(285)	$(163)
Percent of revenue	4%	1%
Increase from comparative period	75%

Our realized foreign exchange gain is attributable to unhedged transactions denominated in currencies other than our functional currency, U.S. dollars and is a result of the change in exchange rates in effect when foreign denominated transactions are initially recorded and the corresponding settlement.

The unrealized foreign exchange gain recognized in the three months ended March 31, 2016 resulted from the translation of monetary accounts, primarily cash and cash equivalents, short-term investments, dividends, and accounts payable, denominated in Canadian dollars to U.S. dollars.  The change from last year is attributable to the Canadian dollar remaining relatively stable relative to the U.S. dollar during the three months ended March 31, 2017 as compared to the same period last year during which the Canadian dollar strengthened relative to the U.S. dollar.

From time to time we may utilize forward contracts to enhance our ability to manage foreign currency exchange rate risk and exposure to currency rate fluctuations related primarily to future cash outflows of Canadian dollars. The foreign exchange forward contracts require us to sell U.S. dollars for Canadian dollars at prescribed rates.

As at March 31, 2017, we did not have any foreign exchange forward contracts.

We cannot accurately predict foreign exchange movements and as such, cannot accurately predict future gains and losses related to holding assets and liabilities denominated in currencies other than U.S. dollars.

2017 First Quarter Financial Results	7

MD&A

Interest income

Our recorded interest income for the three months ended March 31, 2017 was $218 as compared to $118 for the three months ended March 31, 2016.  The Company maintained larger cash balances in interest earning accounts during the current period.  Interest income includes interest earned on deposits and short-term investments.

Provision for (recovery of) income taxes

The table below provides the details of income tax expense/recovery:

	Three months ended
	March 31, 2017	March 31, 2016

Current income tax expense	$743	$3,023
Deferred income tax expense (recovery)	(623)	1,859
	$120	$4,882

Current income tax expense % of revenue	10%	10%

Income tax expense for the three months ended March 31, 2017 was $120 as compared to $4,882 for the same period last year. The provision for income tax is recognized based on management’s best estimate of the weighted average annual income tax rate expected for the full financial year.

The current income tax expense for the three months ended March 31, 2017 and 2016, consisted primarily of foreign taxes withheld on revenue received from licensees in foreign tax jurisdictions for which there is no treaty relief. The Company’s relative level of revenue from jurisdictions for which there is no tax treaty relief remained consistent in both periods.

The increase in the deferred income tax recovery is primarily attributable to an increase in Canadian losses in the quarter partially offset by an increase in the valuation allowance. There is a valuation allowance of $21,536 as at March 31, 2017 (December 31, 2016 - $19,308) against deferred tax assets for certain of our Canadian and all of our U.S. subsidiaries. We establish a valuation allowance for any portion of our deferred tax assets for which management believes it is more likely than not that we will be unable to utilize the assets to offset future taxes. We will continue to evaluate our deferred income tax position quarterly and record any adjustment necessary in that period.

We expect to continue to utilize certain previously recognized Canadian loss carryforwards. Until such time as our licensing programs in certain of our Canadian and U.S. subsidiaries generate sufficient taxable income we expect to continue to maintain a full valuation allowance against deferred tax assets for these Canadian and U.S. subsidiaries. As a result, we expect our provision for deferred income tax expense to be disproportionate when compared to our estimated average annual rate.

2017 First Quarter Financial Results	8

MD&A

selected consolidated quarterly Results

(Unaudited)

Thousands of U.S. dollars except per share amounts	Three months ended March 31, 2017	Three months ended December 31, 2016	Three months ended September 30, 2016	Three months ended June 30, 2016

Revenue	$7,578	$30,186	$16,569	$15,961

EBITDA (1)	$(1,932)	$17,484	$9,291	$7,136

EBITDA per share (1)
Basic	$(0.02)	$0.15	$0.08	$0.06
Diluted	$(0.02)	$0.15	$0.08	$0.06

Net earnings (loss)	$(7,229)	$8,627	$657	$(3,152)

Net earnings (loss) per share
Basic	$(0.15)	$0.07	$0.01	$(0.03)
Diluted	$(0.15)	$0.07	$0.01	$(0.03)

Weighted average number of common shares
Basic	118,572,181	118,555,989	118,912,606	119,255,090
Diluted	118,572,181	118,555,989	118,912,606	119,255,090

Thousands of U.S. dollars except per share amounts	Three months ended March 31, 2016	Three months ended December 31, 2015	Three months ended September 30, 2015	Three months ended June 30, 2015

Revenue	$30,160	$26,017	$21,438	$34,990

EBITDA (1)	$19,814	$12,867	$11,982	$25,168

EBITDA per share (1)
Basic	$0.16	$0.11	$0.10	$0.21
Diluted	$0.16	$0.11	$0.10	$0.21

Net earnings (loss)	$4,920	$3,007	$829	$10,958

Net earnings (loss) per share
Basic	$0.04	$0.02	$0.01	$0.09
Diluted	$0.04	$0.02	$0.01	$0.09

Weighted average number of common shares
Basic	120,281,998	120,817,531	120,790,348	120,747,848
Diluted	120,281,998	120,817,531	120,790,986	120,749,618

1.	EBITDA and EBITDA per share are non-GAAP measures. See “Non-GAAP Disclosures” and the “Reconciliation of EBITDA” contained in this MD&A.

Our quarterly revenue is affected by the amount and timing of fixed payment based licenses, the amount of running royalty based licenses, and any new lump sum payment based licenses signed in a quarter. Our quarterly operating expenses are affected by the number of litigation matters and licensing programs, the timing of partner payment obligations and contingent legal fees associated with our partnering program and foreign exchange gains/losses. Given these factors, quarterly revenue and operating expenses can fluctuate and be difficult to predict.

2017 First Quarter Financial Results	9

MD&A

Historically, our operating results have fluctuated on a quarterly basis and we expect that quarterly results will continue to fluctuate in the future. The operating results for interim periods should not be relied upon as an indication of the results to be expected or achieved in any future period or any fiscal year as a whole. The factors affecting our revenue and results, many of which are outside of our control, include the factors set out under the heading “Risks and Uncertainties” above which are discussed in greater detail under the heading “Risk Factors” in our AIF which we urge readers to review carefully.

Because our quarterly revenue is dependent upon a relatively small number of transactions, even minor variations in the rate and timing of payment of royalties could cause us to plan or budget inaccurately, and those variations could adversely affect our operating results. Delays or reductions in the amounts of royalty payments would adversely affect our business, results of operations and financial condition.

Capital and Liquidity

Cash and cash equivalents, short-term investments, and restricted short-term investments amounted to $113,608 at March 31, 2017, representing an increase of $5,902 from the $107,707 held at December 31, 2016. The increase is primarily attributable to $8,412 of cash generated from operations partially offset by the payment of dividends totaling $1,129 and patent acquisition payments totaling $1,422 for the repayment of patent finance obligations.

At March 31, 2017, we had working capital of $103,329 and long-term patent finance obligations of $16,541 which relates to deferred payment terms on patents and patent rights we acquired in fiscal 2014.

At March 31, 2017, the current and long-term portions of the patent finance obligations are $5,302 and $16,541 respectively. Although we expect the repayment of the long-term portion of the patent finance obligation to be completed within the next two years, this repayment is based on certain licensing activities occurring within that same two year period.   A majority of this obligation may be deferred until a later date subject to these licensing activities, such date to be no later than June 30, 2023.  The Company reviews forecasted licensing activities each quarter and adjusts its estimates.   In this quarter, this resulted in the current portion of the patent finance obligation decreasing from $10,372 at December 31, 2016 to $5,302 at March 31, 2016 as well as the long term portion of the patent finance obligation increasing from $12,775 to $16,541 over the same period..

We have a revolving credit facility available in the amount of CDN$8,000 or the equivalent in U.S. dollars for general corporate purposes and a further CDN$3,000 for foreign exchange facility. Canadian dollar or U.S. dollar amounts advanced under this credit facility are payable on demand and bear interest at the bank's Canadian prime rate plus 1.0% per annum or U.S. base rate plus 1.0% per annum. Borrowings under this facility are collateralized by a general security agreement over our cash and cash equivalents, receivables and present and future personal property. As at and during the three months ended March 31, 2017, we had no borrowings under this facility.

Effective February 10, 2016, we received regulatory approval to make a normal course issuer bid (the “2016 NCIB”) pursuant to which we are permitted to purchase up to 11,762,446 common shares for cancellation. The 2016 NCIB commenced on February 12, 2016 and expired on February 11, 2017. During the three months ended March 31, 2016, we repurchased 1,430,000 common shares under the 2016 NCIB for a total of $2,271.

On February 10, 2017, the Company received regulatory approval to make a normal course issuer bid (“2017 NCIB”) through the facilities of the Toronto Stock Exchange. Under the 2017 NCIB, the Company is permitted to purchase up to 4,000,000 common shares. The 2017 NCIB commenced on February 13, 2017 and will expire on February 12, 2018. The Company did not repurchase any common shares under the 2017 NCIB during the three months ended March 31, 2017.

In addition to using our cash resources to fund our operations and any litigation that might be required, to purchase additional high quality patent portfolios and patent licensing businesses that are identified and fit our value proposition and strategic objectives, and to fund any dividend payments and the purchase of any of our common shares, we plan on using our cash resources to acquire businesses as part of our growth oriented diversified holding company strategy.

The Company and International Road Dynamics Inc. have entered into a definitive agreement for the Company to acquire all of the issued and outstanding shares of IRD for $3.17 per share in cash which totals approximately $47.4 million. After funding the acquisition from cash on hand, the Company estimates it will have approximately $66.2 million in cash and cash equivalents, short-term investments, and restricted short-term investments without considering any further cash flow activity for the second quarter of 2017.

2017 First Quarter Financial Results	10

MD&A

Our ability to generate cash from operations going forward is based on collecting royalties under our signed licenses and additional licensing of our patent portfolios to companies around the world and the ability of any acquired business to generate cash from its operations. It is difficult to predict the timing and nature of future licenses from existing patent portfolios and from future patent portfolios we acquire or obtain through partnering arrangements. As part of our growth oriented diversified holding company strategy, we plan on generating cash from the acquisitions we undertake and hence, intend on making acquisitions that demonstrate a potential to generate cash in a sustainable manner.

We plan to finance our cash requirements for operating expenses, litigation costs and technology acquisitions by a combination of cash generated from licensing our patent portfolio, new acquisitions and, if desirable based on market conditions, by selling common shares or debt securities to the public.

Outstanding Common Share Data

We are authorized to issue an unlimited number of common shares, 6,350.9 special preferred, redeemable, retractable, non-voting shares and an unlimited number of preferred shares, issuable in series.  As at March 31, 2017, there were 118,572,181 common shares and no special or preferred shares issued and outstanding. We also maintain a Share Option Plan, an Employee Stock Purchase Plan and a Deferred Stock Unit Plan.  Under all these plans, we can issue a maximum of 10% of our issued and outstanding common shares from time to time which was, as at March 31, 2017, 11,857,218 common shares combined.  The common shares authorized for issuance under the Employee Stock Purchase Plan and the Deferred Stock Unit Plan are limited to 800,000 and 430,000, respectively. As at March 31, 2017, we had 4,108,487 options outstanding, 198,581 deferred stock units outstanding and have issued 606,000 shares under the Employee Stock Purchase Plan.

Critical Accounting Policies, Including Initial Adoption of Policies, and Critical Estimates

Our management is required to make judgments, assumptions and estimates in applying our accounting policies and practices which have a significant impact on our financial results.  Our significant accounting policies are described in Note 2 of our audited consolidated financial statements and notes for the year ended December 31, 2016. A discussion of our critical accounting policies, and the estimates related to them, are included in our Annual MD&A. Except as outlined below, there have been no material changes in our existing critical accounting policies from the disclosures included in our audited consolidated financial statements and notes for the year ended December 31, 2016 and our Annual MD&A. Refer to Note 2, “Basis of Presentation,” in the Notes to the Financial Statements for updates related to new accounting pronouncements.

Patents and other intangibles

We have determined that there were no indications of possible impairment during the three months ended March 31, 2017.

Goodwill

We have determined that there were no indications of possible impairment during the three months ended March 31, 2017.

Disclosure Controls and Procedures

In conformance with National Instrument 52-109 – Certification of Disclosure in Issuers’ Annual and Interim Filings of the Canadian Securities Administrators, we have filed certificates signed by our Chief Executive Officer and Chief Financial Officer that, among other things, deal with the matter of disclosure controls and procedures.

Our management has evaluated the effectiveness of our disclosure controls and procedures as of March 31, 2017, and based on our evaluation has concluded that these are effective.

The evaluation took into consideration our corporate disclosure policy and the functioning of our executive officers, Board and Board Committees. In addition, our evaluation covered our processes, systems and capabilities relating to regulatory filings, public disclosures and the identification and communication of material information.

Critical accounting estimates are defined as estimates that are very important to the portrayal of our financial position and operating results and require management to make judgments based on underlying assumptions about future events and their effects.

2017 First Quarter Financial Results	11

MD&A

These underlying assumptions are based on historical experience and other factors that we believe to be reasonable under the circumstances and are subject to change as events occur, as additional information is obtained and as the environment in which we operate changes.

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed by, or under the supervision of, our Chief Executive Officer and our Chief Financial Officer to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. GAAP. Because of its inherent limitations, however, internal control over financial reporting may not prevent or detect misstatements on a timely basis.

Our management evaluated, under the supervision of the Chief Executive Officer and Chief Financial Officer, the effectiveness of our internal control over financial reporting as at March 31, 2017. We based our evaluation on criteria established in “Internal Control over Financial Reporting - 2013” issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) and, based on that evaluation, we have concluded that, as of March 31, 2017, our internal control over financial reporting is effective.

CHANGES IN INTERNAL CONTROLS

There have been no changes in our “internal control over financial reporting” that occurred during the three months ended March 31, 2017 which have materially affected or are reasonably likely to materially affect the internal control over financial reporting.

Off-Balance sheet arrangements

There are no off-balance sheet arrangements.

Transactions with related parties

There were no transactions with related parties during the quarter.

2017 First Quarter Financial Results	12

Wi-LAN Inc.

303 Terry Fox Drive, Suite 300

Ottawa, ON Canada

K2K 3J1

Tel:	1.613.688.4900
Fax	1.613.688.4894
www.wilan.com